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April 8, 2005


VIA EDGAR AND HAND DELIVERY

Mark P. Shuman, Esq.
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:     Loudeye Corp.
        Registration Statement on Form S-1
        File No. 333-122775

Dear Mr. Shuman:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Loudeye Corp., a Delaware corporation (the "Registrant"), hereby applies for the immediate withdrawal of its registration statement on Form S-1, Commission File No. 333-122775 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on February 11, 2005. No securities have been sold in connection with the secondary offering contemplated by the Registration Statement.

Pursuant to the Registration Statement, the Registrant proposed to register 28,140,224 shares of its Common Stock, $0.001 par value per share (the "Shares") in a secondary offering on behalf of certain selling stockholders identified in the Registration Statement. The Registrant is filing this Form RW because the Registrant is filing a new registration statement on Form S-1 (the "New Registration Statement") covering the resale of an aggregate of 47,023,746 shares of the Registrant's common stock. The New Registration Statement will combine in a single prospectus the Shares, 3,560,422 shares of common stock issued to certain of the selling stockholders named therein that were former shareholders of On Demand Distribution Limited and, pursuant to Rule 429(a) of the Securities Act, 15,323,100 shares previously registered for resale in secondary offerings pursuant to the following registration statements previously filed with and declared effective by the Commission: Registration Statement on Form S-1 (No. 333-120700), Registration Statement on Form S-3 (No. 333-113983) and Registration Statement on Form S-3 (No. 333-109174).

Accordingly, we request the withdrawal of the Registration Statement. Pursuant to Rule 457(p) under the Securities Act, we intend to apply the filing fees paid by the Company in connection with the Registration Statement to registration of the Shares under the New Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned or W. Alex Voxman of Latham & Watkins LLP, legal counsel to the Registrant in connection with the Registration Statement, at
(213) 891-8746.


Sincerely,

Loudeye Corp.

/s/ Eric S. Carnell

Eric S. Carnell
General Counsel

cc:     Hugh Fuller
        W. Alex Voxman, Esq.
        John Huber, Esq.